EXHIBIT 12.1
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES
(Dollars in Millions)

	Year Ended December 31,
	2005	2004	2003	2002	2001

Earnings:
Income (loss) from continuing operations	423	369	105	251	147
Add:
Adjustment for distributions in excess of equity earnings and losses (a)	19	(9)	37	3	(13)
Provision for income taxes	219	43	(113)	2	42
Minority equity in net income (loss)	—	—	(3)	2	3
Amortization of interest capitalized	1	1	1	1	1

	662	404	27	259	180

Fixed Charges:
Interest and other financial charges	283	275	305	356	403
Interest factor attributable to rentals (b)	30	28	26	26	25

	313	303	331	382	428

Earnings, as adjusted, from continuing operations	975	707	358	641	608

Fixed Charges:
Fixed charges above	313	303	331	382	428
Interest capitalized	25	18	14	10	11

Total fixed charges	338	321	345	392	439

Ratio:
Earnings, as adjusted, from continuing operations to fixed charges	2.88	2.20	1.04	1.64	1.38

Notes:
(a) The adjustment represents distributions in excess of undistributed earnings and losses of companies in which at least 20% but less than 50% equity is owned.
(b) The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.